1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

 VIA EDGAR

December 21, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Pam Howell, Esq.

RE:	Global Partner Acquisition Corp II
Draft Registration Statement on Form S-1 Submitted November 20, 2020 CIK 0001831979

Dear Ms. Howell:

On behalf of our client, Global Partner Acquisition Corp II (the “Company”), we hereby provide responses to the comment received in the December 17, 2020 letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on November 20, 2020. Disclosure changes indicated below have been made to the Company’s publicly filed Form S-1 (referred to herein as the “Form S-1”) being submitted to the Commission contemporaneously with the submission of this letter.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Principal Shareholders, page 140

1.	We note that Paul Zepf is identified as Chief Executive Officer and Chairman in your Management section and that he is the control person of your sponsor. We also note that the beneficial ownership table indicates a "–" for the number of shares beneficially owned by the group of all executive officers and directors. Please revise the beneficial ownership of the group of all executive officers and directors to reflect Paul Zepf’s beneficial ownership.

In response to this comment, the Company has revised the disclosure of the beneficial ownership of the group of all executive officers and directors on page 141 of the Form S-1.

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We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact me on 917-882-2727 (mobile) or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

cc: Paul J. Zepf, Chief Executive Officer and Chairman, Global Partner Acquisition Corp II